Independence Realty Trust, Inc.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

August 12, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Independence Realty Trust, Inc.

Registration Statement on Form S-11

Filed March 9, 2012

File No. 333- 188577

Dear Mr. McTiernan:

In connection with the telephone conversation with the Staff on August 12, 2013, I hereby certify, on behalf of Independence Realty Trust (the “Company”) that (1) interim financial statements in the above-referenced registration statement (the “Registration Statement”) are at least as recent as the quarterly information that has been filed as required by the Securities Exchange Act of 1934 (the “Exchange Act”) at the time of effectiveness, (2) the Company has filed all of its Exchange Act reports in the last 12 months in a timely fashion, (3) the quarterly report for the quarter ended June 30, 2013 will be timely filed after effectiveness of the Registration Statement and (4) there have been no material trends, events or transactions that arose after the date of the latest balance sheet included in the Registration Statement that would materially affect an investor’s understanding of the Company’s financial condition and results of operations.

INDEPENDENCE REALTY TRUST

/s/ James J. Sebra
James J. Sebra
Chief Financial Officer